Exhibit 99.1

Lithium Americas Announces New Chief Financial Officer

April 26, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced the retirement of Eduard Epshtein and the appointment of Pablo Mercado as Executive Vice President and Chief Financial Officer (“CFO”) to succeed Eduard as CFO of Lithium Americas.

Upon completion of the planned separation of the Company’s Argentine and North American businesses into two independent public companies (the “Separation”), Pablo would become CFO of the North American business. Eduard will continue to work with Lithium Americas as an advisor supporting the Separation and the financial reporting needs of both businesses.

"Eduard has been the CFO of Lithium Americas since 2007, and has made significant contributions to the success of our business,” said George Ireland, Chairman. “On behalf of the Company, I would like to thank Eduard for his contributions and wish him every success in his retirement. Eduard is leaving a business that is in a strong financial position and well on track to deliver on our long-term vision. We welcome Pablo to the Lithium Americas team.”

“I am excited to announce Pablo’s appointment as Lithium Americas’ new CFO,” said Jonathan Evans, President and CEO of Lithium Americas. “Pablo is a seasoned CFO who brings a wealth of experience in strategy, M&A and capital markets.”

Pablo Mercado has over 23 years of experience in finance and corporate development in the energy industry. Most recently he served as CFO of EnLink Midstream, LLC, and prior to that, as CFO of Forum Energy Technologies, Inc., both US public companies listed on the New York Stock Exchange. Pablo started his professional career in 1998 as an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. Pablo holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from the University of Chicago Booth School of Business.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass has received its Record of Decision and has commenced construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC.”

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s / Lithium International’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the proposed Separation, the expected timetable for completing the Separation (including timing of the CRA application), the ability of the Company to complete the Separation on the terms described herein, or at all, the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA advance income tax ruling in respect thereof), the expected holdings and assets of the entities resulting from the Separation, the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business, expectations regarding the status of development of the Company’s projects, the expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States, the expected timing for a decision by the court concerning the appeal of the ROD, and expectations regarding the process of building the teams of Lithium Americas (NewCo) and Lithium International and regarding the intentions of Jonathan Evans and Pablo Mercado to remain as the CEO and CFO, respectively, of Lithium Americas (NewCo).

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including CRA, regulatory and shareholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International (collectively the “Entities” and individually, an “Entity”); the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.